CERTIFICATE OF QUALIFIED PERSON

I, Brian Richard Wolfe BSc Hons (Geology) do hereby certify that:

1.

I am a Specialist Consultant Resources – Mining of Coffey Mining Pty Ltd, 47 Doggett Street, Newstead, Queensland 4006, Australia.

2.

I graduated with a degree from the National University of Ireland, Dublin, with a BSc Degree (Hons) in Geology (1992) and hold a Postgraduate Certificate in Geostatistics from Edith Cowan University (2007).

3.

I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

4.

I have worked as a Geologist for a total of 15 years since 1993 and this includes experience in exploration geology, mining geology and geostatistical modelling and estimation of mineral resources

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report entitled “Esaase Gold Deposit Resource Estimation”, dated 24th April 2009 (the "Technical Report") relating to the Esaase property.  I have personally visited the Esaase property from 25th July 2008 to 6th August 2008.

7.

I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is that I am the author of the technical report entitled “Esaase Gold Deposit Resource Estimation” effective date 7th December 2007.

8.

As of the date hereof, to the best of my knowledge, information and belief, all Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Brisbane, Queensland, on the 24th April 2009.

/s/ Brian Wolfe

Brian Wolfe Specialist Consultant	BSc Hons(Geol) MAusIMM Post Grad Cert (Geostats)